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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235–0145 Expires: December 31, 2005 Estimated average burden hours per response. . . . . . 11

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BioCryst Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

09058V103
(CUSIP Number)

L. John Doerr III	Sayre E. Stevick
Kleiner Perkins Caufield & Byers Holdings, LLC	Fenwick & West LLP
KPTV, LLC	801 California Street
2750 Sand Hill Road	Mountain View, CA 94041
Menlo Park, CA 94025	(650) 988-8500
(650) 233-0300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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SCHEDULE 13D

CUSIP No. 09058V103
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) L. John Doerr III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 371,472 (1)
	8	SHARED VOTING POWER 1,114,414 (2)
	9	SOLE DISPOSITIVE POWER 371,472 (1)
	10	SHARED DISPOSITIVE POWER 1,114,414 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,485,886 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% *
14		TYPE OF REPORTING PERSON IN

(1)	Represents shares held by KPTV, LLC, of which L. John Doerr III is the sole managing member.

(2)	Represents shares held by Kleiner Perkins Caufield & Byers Holdings, LLC, of which L. John Doerr III is a co-managing member.

*	Based on 28,748,227 shares of the Issuer’s Common Stock outstanding as of December 16, 2005. This amount represents 26,519,398 shares that were outstanding as of December 13, 2005, as represented by the Issuer in the Stock Purchase Agreement discussed in Item 3 below, plus a total of 2,228,829 shares purchased pursuant to the Stock Purchase Agreement, which closed on December 16, 2005.
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SCHEDULE 13D

CUSIP No. 09058V103
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) Kleiner Perkins Caufield & Byers Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,114,414
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,114,414
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,114,414
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9% *
14		TYPE OF REPORTING PERSON CO

*	Based on 28,748,227 shares of the Issuer’s Common Stock outstanding as of December 16, 2005. This amount represents 26,519,398 shares that were outstanding as of December 13, 2005, as represented by the Issuer in the Stock Purchase Agreement discussed in Item 3 below, plus a total of 2,228,829 shares purchased pursuant to the Stock Purchase Agreement, which closed on December 16, 2005.
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SCHEDULE 13D

CUSIP No. 09058V103
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) KPTV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 371,472
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 371,472
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 371,472
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3% *
14		TYPE OF REPORTING PERSON CO

*	Based on 28,748,227 shares of the Issuer’s Common Stock outstanding as of December 16, 2005. This amount represents 26,519,398 shares that were outstanding as of December 13, 2005, as represented by the Issuer in the Stock Purchase Agreement discussed in Item 3 below, plus a total of 2,228,829 shares purchased pursuant to the Stock Purchase Agreement, which closed on December 16, 2005.
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SCHEDULE 13D

CUSIP No. 09058V103

ITEM 1.                  SECURITY AND ISSUER

                                This Statement on Schedule 13D is being filed on behalf of the Reporting Persons (as defined below) with respect to shares of Common Stock of BioCryst Pharmaceuticals, Inc. (“BioCryst” or the “Issuer”). The principal executive offices of the Issuer are located at 2190 Parkway Lake Drive, Birmingham, Alabama 35244.

ITEM 2.                  IDENTITY AND BACKGROUND

                                This statement is filed by L. John Doerr III (“Doerr”), Kleiner Perkins Caufield & Byers Holdings, LLC (“KPCB Holdings”) and KPTV, LLC (“KPTV”), each a “Reporting Person” and collectively the “Reporting Persons” in this Schedule 13D. Although this statement is being made jointly by the Reporting Persons, each Reporting Person expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise. The agreement between the Reporting Persons relating to the joint filing of this Schedule is attached as Exhibit A hereto.

                                The principal business address of Doerr is c/o Kleiner Perkins Caufield & Byers, 2750 Sand Hill Road Menlo Park, CA 94025. Doerr’s principal occupation is to act as an investor and to act as an officer, director or other manager of various entities engaged in investment activities, including co-managing member of KPCB Holdings and sole managing member of KPTV. Doerr has not been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors). During the past five years, Doerr was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Doerr is a citizen of the United States.

                                KPCB Holdings is a limited liability company organized under the laws of the State of Delaware. The principal business address of KPCB Holdings is 2750 Sand Hill Road Menlo Park, CA 94025. KPCB Holding’s principal business is to engage in various investment activities. KPCB Holdings is co-managed by Doerr and Brook H. Byers (“Byers”). The principal business address of Byers is c/o Kleiner Perkins Caufield & Byers, 2750 Sand Hill Road Menlo Park, CA 94025. Byer’s principal occupation is to act as an investor and to act as an officer, director or other manager of various entities engaged in investment activities, including co-managing member of KPCB Holdings. Byers is a citizen of the United States. No member or manager of KPCB Holdings has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors). During the past five years, no member or manager of KPCB Holdings was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                KPTV is a limited liability company organized under the laws of the State of California. The principal business address of KPTV is 2750 Sand Hill Road Menlo Park, CA 94025. KPTV’s principal business is to engage in various investment activities. KPTV is managed by Doerr. No member or manager of KPTV has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors). During the past five years, no member or manager of KPTV was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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SCHEDULE 13D

CUSIP No. 09058V103

ITEM 3.                  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                                KPCB Holdings and KPTV acquired the shares of the Issuer’s Common Stock that are the subject of this Schedule13D for cash, pursuant to a Stock Purchase Agreement by and among the Issuer, KPCB Holdings, KPTV and TPG Biotechnology Partners, L.P. (“TPG”), dated as of December 14, 2005 (the “Stock Purchase Agreement”), filed as Exhibit B hereto. Pursuant to the terms of the Stock Purchase Agreement, a representative selected by KPCB Holdings was appointed as a member to the Issuer’s board of directors as of the closing date of the Stock Purchase Agreement (the “Board Designee”), which closing date occurred on December 16, 2005. As an inducement to KPCB Holdings to enter into the Stock Purchase Agreement and in consideration thereof, the Issuer and KPCB Holdings also entered into a Nomination and Observer Agreement dated as of December 16, 2005 (the “Nomination Agreement”), filed as Exhibit C hereto. Pursuant to the terms of the Nomination Agreement, KPCB Holdings was granted certain rights with respect to nominating a person to serve on the Issuer’s board of directors. In connection with the appointment of the Board Designee and pursuant to the terms of the Stock Purchase Agreement, the Issuer increased the size of its board of directors from ten directors to eleven directors, and amended its bylaws to permit the initial Board Designee to serve as a member of the Issuer’s third class of directors, with a term of office to expire at the annual meeting of the stockholders of the Issuer to be held in 2007. KPCB Holdings did not pay any additional consideration to the Issuer in exchange for the Nomination Agreement.

                                References to, and descriptions of, the Stock Purchase Agreement and the Nomination Agreement throughout this Schedule 13D are qualified in their entirety by reference to the Stock Purchase Agreement included in Exhibit B to this Schedule 13D and the Nomination Agreement included in Exhibit C to this Schedule 13D, respectively. These agreements are incorporated into this Schedule 13D where such references and descriptions appear.

ITEM 4.                  PURPOSE OF TRANSACTION

                                All of the shares of the Issuer’s Common Stock acquired by the Reporting Persons were acquired for investment purposes. Except as set forth in this Schedule 13D, to each Reporting Person’s knowledge:

                                (a)           The response to Item 3 is incorporated herein by reference. The Reporting Persons do not presently have any plans or proposals which would relate to or would result in the acquisition or disposition of additional securities of the Issuer;

                                (b)           The Reporting Persons do not presently have any plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                                (c)           The Reporting Persons do not presently have any plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

                                (d)           Except with respect to the appointment of the Board Designee, as described in Item 3 hereto, the Reporting Persons have made no changes to the board of directors or management of the Issuer and have no present plans or proposals to make any changes in the present board of directors or management of the Issuer, including any changes in the number or term of directors or the filling of any existing vacancies on the board of directors of the Issuer;

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                                (e)           The Reporting Persons do not presently have any plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the Issuer;

                                (f)           The Reporting Persons do not presently have any plans or proposals which relate to or would result in any other material change in the Issuer’s business or corporate structure;

                                (g)           Except with respect to the appointment of the Board Designee, as described in Item 3 hereto the Reporting Persons do not presently have any plans or proposals which relate to or would result in changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                                (h)           The Reporting Persons do not presently have any plans or proposals which relate to or would result in a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                                (i)           The Reporting Persons do not presently have any plans or proposals which relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; and

                                (j)           The Reporting Persons do not presently have any plans or proposals which relate to or would result in an action similar to any of those enumerated above.

                                Notwithstanding the foregoing, the Reporting Persons intend to review their investment in BioCryst on a continuing basis and reserve the right to, among other things, (i) acquire additional securities of and increase their level of investment and control in BioCryst, through acquisitions of BioCryst securities in the open market or in privately negotiated transactions with BioCryst or third parties, or otherwise, (ii) maintain their holdings at current levels, or (iii) sell or otherwise dispose of all or a portion of their holdings in the open market or in privately negotiated transactions or otherwise or reduce their level of investment or control in BioCryst. Any such actions will depend upon, among other things: the availability of such securities for purchase, or the ability to sell such securities at satisfactory price levels; the continuing evaluation of BioCryst’s business, financial condition, operations and prospects; general market, economic and other conditions; the relative attractiveness of alternative business and investment opportunities; the availability of financing; the actions of the management, board of directors and controlling stockholders of BioCryst; and other future developments.

ITEM 5.                  INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) Ownership of Shares of Issuer’s Common Stock

                                The approximate percentages of shares of the Issuer’s Common Stock reported as beneficially owned by the Reporting Persons are based on 28,748,227 shares of the Issuer’s Common Stock outstanding as of December 16, 2005. This amount represents 26,519,398 shares that were outstanding as of December 13, 2005, as represented by the Issuer in the Stock Purchase Agreement, plus a total of 2,228,829 shares purchased pursuant to the Stock Purchase Agreement, which closed on December 16, 2005.

Amount beneficially owned: See Row 11 of cover page for each Reporting Person.

Percent of class: See Row 13 of cover page for each Reporting Person.

Number of shares as to which the person has:

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(i) Sole power to vote or to direct the vote: See Row 7 of cover page for each Reporting
Person.

(ii) Shared power to vote or to direct the vote: See Row 8 of cover page for each Reporting
Person.

(iii) Sole power to dispose or to direct the disposition: See Row 9 of cover page for each
Reporting Person.

(iv) Shared power to dispose or to direct the disposition: See Row 10 of cover page for each
Reporting Person.

(c) Recent Transactions

Except as set forth herein, the Reporting Persons have not effected any transaction in the Issuer’s Common Stock during the past sixty days.

(d) Right to Receive Dividends

Not applicable.

(e) Ownership of Less Than 5% of the Class of Securities

Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                                The responses to Items 3 and 4 are incorporated herein by reference. Except as otherwise described therein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Issuer.

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ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as exhibits hereto:

	Exhibit A:	Joint Filing Agreement, dated December 22, 2005, between the Reporting Persons.

	Exhibit B:	Stock Purchase Agreement, dated December 14, 2005, by and among the Issuer, KPCB Holdings, KPTV, and TPG.*

	Exhibit C:	Nomination and Observer Agreement, dated as of December 16, 2005, by and between the Issuer and KPCB Holdings.**

*	Incorporated by reference to Exhibit 4.1 to Issuer’s report on Form 8-K filed with the Securities and Exchange Commission on December 16, 2005.

**	Incorporated by reference to Exhibit 4.2 to Issuer’s report on Form 8-K filed with the Securities and Exchange Commission on December 16, 2005.
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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2005

/s/ L. John Doerr III

L. JOHN DOERR III, an individual

KLEINER PERKINS CAUFIELD & BYERS HOLDINGS, LLC

By: /s/ Brook H. Byers

Name: Brook H. Byers

Title: Managing Member

KPTV, LLC

By: /s/ L. John Doerr III

Name: L. John Doerr III

Title: Managing Member

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EXHIBIT A

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)(1)

                 The undersigned acknowledge and agree that the foregoing Statement on Schedule 13D with respect to the ownership by each of the undersigned of shares of BioCryst Pharmaceuticals, Inc. is filed jointly on behalf of each of the undersigned and that all subsequent amendments to the Statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. This joint filing agreement may be included as an exhibit to such joint filing. Each of the undersigned acknowledges that each shall be responsible for the timely filing of such amendments with respect to information concerning such undersigned reporting person, and for the completeness and accuracy of the information concerning such undersigned reporting person, contained therein, but shall not be responsible for the completeness and accuracy concerning the others, except to the extent that such reporting person knows or has reason to believe that such information is inaccurate. The undersigned acknowledge and agree that L. John Doerr III is the designated filer on behalf of the parties hereto. This agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: December 22, 2005

/s/ L. John Doerr III

L. JOHN DOERR III, an individual

KLEINER PERKINS CAUFIELD & BYERS HOLDINGS, LLC

By: /s/ Brook H. Byers

Name: Brook H. Byers

Title: Managing Member

KPTV, LLC

By: /s/ L. John Doerr III

Name: L. John Doerr III

Title: Managing Member